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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 0-26186

(Check One):

[ ] Form 10-K and Form 10-KSB      [ ] Form 11-K

[ ] Form 20-F              [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended:  September 30, 2003

[ ] Transition Report on Form 10-K and 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:____________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  LMIC, Inc.

Former name if applicable:  Cheshire Distributors, Inc.

Address of principal executive office (Street and number):
6435 Virginia Manor Road

City, State and Zip Code:  Beltsville, Maryland 20705


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                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Quarterly Report (the "Quarterly Report") on Form 10-QSB for its fiscal quarter ended September 30, 2003 by the prescribed date of November 14, 2003 without unreasonable effort or expense because not all of the necessary information is available for the finalization of the Form 10-QSB. The registrant is requesting additional time through this Notification of Late Filing to be able to accumulate, verify and report accurate information and finalize the Form 10-QSB. The registrant intends to file its Quarterly Report on or prior to the prescribed extended date.


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                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

 Luis P. Negrete                   (240)                  264-8300
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   (Name)                       (Area code)            (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X] Yes [  ] No

We anticipate a significant change in results of operations from the corresponding period for the last fiscal year as a result of our merger transaction with Linsang Manufacturing, Inc. on July 17, 2003, which such transaction is described in the Forms 8-K and 8-K/A filed by the Registrant on August 1, 2003 and October 22, 2003, respectively. We do not anticipate a significant change in results of operations from the financial statements included as part of the Form 8-K/A filed on October 22, 2003.


                                   LMIC, Inc.
                                  -------------
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 17, 2003                      By:  /s/ Luis P. Negrete
                                                --------------------------
                                                Name: Luis P. Negrete
                                                Title: Chief Executive Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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